Exhibit 99.1

SIGMA LITHIUM JOINS VICE PRESIDENTIAL TRADE MISSION TO CHINA IN BEIJING; PARTICIPATES IN ASPEN INSTITUTE-COLUMBIA UNIVERSITY GLOBAL ENERGY FORUM IN BRAZIL

HIGHLIGHTS

•	Sigma Lithium has been honored with the participation in a trade mission to China invited by ApexBrasil, the export and investment trade agency of the Brazilian Government, from June 5 – 7th, during COSBAN, to mark the 50th anniversary of diplomatic relations between the countries

o	The Company’s Co-Chairperson and CEO, Ana Cabral, will be moderating and participating in dialogues with the thematic “New Industry and the Role of Critical Minerals to the Energy Transition” and “Financing Sustainable Development, a Brazil-China Climate and Finance Dialogue.”

o	On the trip, Sigma Lithium will join some of the most successful Brazilian companies in each of their respective sectors: Vale, Embraer (Aircrafts), Suzano (Pulp and Paper), WEG (Industrials), Prumo (Logistics), Bradesco (Bank), BRF (Foods).

o	The trade mission for private sector companies is comprised of participation in symposiums organized by ApexBrasil, CEBRI, CEBC, ICS, and Asian Infrastructure Investment Bank, with the objective to discuss joint opportunities to foster and increase trade and investments between China and Brazil

o	Sigma Lithium’s participation in the trade mission is an integral part of a series of initiatives by the Company to highlight the protagonism of the Brazilian lithium materials industry and its unique capability to enable the decarbonization of global electric vehicle supply chains by consistently delivering Quintuple Zero Green Lithium (zero carbon lithium) in large scale, throughout the pricing cycles.

Sigma Lithium is also pleased to participate and to sponsor (through Instituto Litio Verde) two major global events discussing climate and energy transition convening in Rio de Janeiro in June, as a result of Brazil’s protagonist role as G20 host in 2024. Sigma Lithium’s Executive Vice President for Business Development, Matthew Deyoe, will represent the Company in the G20 events in Rio.

o	The Company also joins, for the second time, The Aspen Institute-Columbia Global Energy Forum

o	On June 5th, the Company is also participating as a global sponsor of a symposium themed “Brazil Energy Transition in Light of G20 meetings”, led by Columbia’s Jason Bordoff and Thomas Trebat, organized by both the Columbia University Climate Institute and Columbia University Center on Global Energy Policy.

The event features panels exploring various facets of the transition to a sustainable future with keynote addresses to be delivered by Brazil’s Minister of Mines and Energy, Alexandre Silveira, and by Fernando Gabeira, the founder of Brazil’s Green Party and one of the country’s most prominent environmental leaders. Matthew Deyoe will be participating on a panel on the “Role of Critical Minerals for the Energy Transition”.

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São Paulo, Brazil – (June 5, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, is honored to announce its participation in a Trade and Investment Mission to China to celebrate 50 years of diplomatic relations between the countries, led by Brazil’s Vice President, Geraldo Alckmin. The Company is also pleased to announce its participation in upcoming symposiums discussing Brazil’s role in the energy transition held in connection with Brazil hosting of G20 this year.

Sigma Lithium will be represented by its CEO, Ana Cabral, during the Trade Mission to China participating in the symposiums organized by ApexBrasil (Brazilian Government Investment and Trade Agency), CEBRI (foreign relations think tank), the China-Brazil Business Council, ICS (climate think tank) and the Asian Infrastructure Investment Bank. On the trip, Sigma Lithium will join leading Brazilian enterprises, such as Embraer, WEG, Vale, Suzano, Bradesco, Prumo, and BRF.

As the severe consequences of climate change continue to deeply affect the south of Brazil, and the country prepares to host COP30 in 2025, Ana Cabral will be moderating a number of panels, including “New Industry and the Role of Critical Minerals to the Energy Transition”. The participants of the panel include the CEO of Embraer and executives from Suzano, Vale, Great Wall Motors, Huawei and Fiberhome.

Sigma Lithium will also participate in the conference “Financing Sustainable Development, a Brazil-China Climate and Finance Dialogue”. The event will focus on the challenges of delivering a socially just energy transition, highlighting the importance of Brazil, a non-aligned, investor friendly, industrialized economy, in establishing globally resilient green supply chains, while potentially capturing for the country the benefits of a shift to a “China-plus-one” strategy by global supply chain across industries.

Sigma Lithium is leading a new wave of global critical minerals green industrialization as the world’s fourth- largest operating industrial mining lithium complex. The Company has enabled Brazil to gain an influential role as a sustainability leader in the global lithium supply chain by producing the most sustainable lithium in the world. Sigma’s Quintuple Zero Green Lithium (zero carbon, zero usage of potable water, zero tailing dams, zero dirty power, zero toxic chemicals), is the first lithium concentrate fully aligned with the ethos of electric vehicle consumers.

Mrs. Cabral was recently named “Industrial Personality of the Year” by FIEMG, the industry association of the state of Minas Gerais, in recognition of her success in transforming Sigma Lithium into a leader of the green neo-industrialization of Brazil. She led Sigma Lithium’s execution of its industrial strategy, transforming the company into a resilient producer integrated to processing and beneficiation, adding considerable value to critical materials. Sigma Lithium developed world class industrial capabilities in one of the poorest regions in Brazil, in a manner aligned with climate goals and a just transition. The Company’s investment in social capital expenditures has enabled the potential creation of approximately 21,000 jobs with its inclusion programs of microcredit and irrigation systems for family subsistence farming.

Sigma Lithium’s participation in the Vice-Presidential Trade Mission to China is an integral part of a series of initiatives by the Company and its philanthropic foundation, Instituto Lito Verde, to mark its first year of operations at Vale do Jequitinhonha in Minas Gerais, Brazil.

Other events include a seminar held at Nasdaq in New York in May to mark the one-year anniversary of the launch of the “Lithium Valley Initiative,” celebrating the social transformation at Vale do Jequitinhonha. As well as a Nasdaq launch of “Brazil Battery Materials,” widening the “Lithium Valley Initiative” to include other future-facing materials attracting investments to build integrated mineral and processing industries in the country demonstrating its potential to “lift the people” and promote a just transition.

•	Formerly one of the poorest regions in Brazil, the Vale do Jequitinhonha is now growing at 20% year, a result of the creation of over 14,000 job positions and billions of reals in planned investments. The event was keynoted by the Governor of the state of Minas Gerais, Romeu Zema, Nasdaq Vice Chairman, Bob McCooey, and Nasdaq Director of Business Development, Ivana Ferreira.

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Sigma Lithium is also pleased to participate and to sponsor (through Instituto Litio Verde) two major global events discussing climate and energy transition convening in Rio de Janeiro in June as a result of Brazil’s protagonist role as G20 host in 2024.

o	The Company will participate for the second time at the Aspen Institute-Columbia Global Energy Forum. Sigma Lithium will be represented by its Executive Vice President for Business Development, Mathew Deyoe. He joins Juan Carlos Jobet (former Minister of Mines of Chile), Mari Pangestu (former Minister of Trade of Indonesia) and Marilia Melo (Environmental Secretary of the state of Minas Gerais) in discussing Brazil’s potential to play a significant role in ensuring resilience of global supply chains of several future facing minerals from copper to rare earths.

o	Several of the most influential representatives of the global dialogue of energy transition will take part in the event, including executives from global multilaterals and thought leaders: IRENA, IEA, CAF, World Bank, International Finance Corporation, International Monetary Fund, BNDES, Carnegie Endowment for International Peace, Environmental Defense Fund, Oil & Gas Climate Initiative, and OPEC

▪	Sigma will join other leading global companies at the forefront of the energy transition including Siemens, Raizen, Vale, Codelco, and Equinor.

o	On June 5th, the Company is also participating as a global sponsor of a symposium themed “Brazil Energy Transition in Light of G20 meetings”, led by Columbia’s Jason Bordoff and Thomas Trebat, organized by both the Columbia University Climate Institute and Columbia University Center on Global Energy Policy.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company has issued a Final Investment Decision formally approving plans to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 concentrate mine and associated mine. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

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Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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